Exhibit

Exhibit Description

99.1	Announcement on 2012/08/03:UMC announced the remittance of 2011 cash dividends to shareholders has been postponed to 08/03/2012 due to the typhoon Saola

99.2	Announcement on 2012/08/20:Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of WAVETEK MICROELECTRONICS Corporation Common shares

99.3	Announcement on 2012/08/08: July Revenue

99.4	Announcement on 2012/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC announced the remittance of 2011 cash dividends to shareholders has been postponed to

08/03/2012 due to the typhoon Saola

1.Date of occurrence of the event:2012/08/03
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
Due to the typhoon Saola, the offices of financial institutions were closed on 08/02/2012.
6.Countermeasures:
The Company had transferred the full amount of 2011 cash dividends to a designated bank account in advance for dividend payment purposes. The payment day for shareholders who chose to receive dividends in checks and, for non-Chinatrust Commercial Bank account holders, will be postponed to 08/03/2012, due to financial institution offices closing on 08/02/2012, however, for shareholders who use Chinatrust Commercial Bank accounts, the remittance will initiate on 08/02/2012.
7.Any other matters that need to be specified:N/A

Exhibit 99.2

Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of WAVETEK MICROELECTRONICS Corporation Common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Common shares of WAVETEK MICROELECTRONICS CORPORATION

2.Date of occurrence of the event:2012/08/20

3.Volume, unit price, and total monetary amount of the transaction:

trading volume: Not exceeding 50,000,000 shares;

unit price:$12 NTD; total amount: Not exceeding $600,000,000 NTD;

(depands on other shareholders’ remittance)

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

WAVETEK MICROELECTRONICS CORPORATION; The company’s subsidiary

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:n/a

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:n/a

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):n/a

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):n/a

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Wire transfer

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The decision making manner: New share issuance

The decision-making department: Board of Directors

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: Not exceeding 99,143,000 shares;

amount: Not exceeding $1,091,430,000 NTD;

percentage of holdings: Not exceeding 83.95%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

ratio of total assets: 83.14%

ratio of shareholder’s equity: 83.16%

the operational capital as shown in the most recent

financial statement:$1,273,268thousand NTD

13.Broker and broker’s fee:n/a

14.Concrete purpose or use of the acquisition or disposition:Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of:

Net worth per share:$5.85 NTD

16.Do the directors have any objection to the present transaction?:no

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:

no

18.Any other matters that need to be specified:

(1)	the most recent financial statement:2012/06 per book

(2)	ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD600,000,000.

Exhibit 99.3

August 8, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
July	Invoice amount	6,953,657	6,988,006	-34,349	-0.49%
2012	Invoice amount	45,784,511	48,347,412	-2,562,901	-5.30%
July	Net sales	9,612,979	8,809,481	803,498	9.12%
2012	Net sales	60,998,267	65,077,020	-4,078,753	-6.27%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.4

United Microelectronics Corporation
For the month of August, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June 30, 2012	Number of shares held as of July 31, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	June 30, 2012	July 31, 2012	Changes
—	—	—	—	—